UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 17, 2023

Commission File Number: 001-41156

SIGNA SPORTS UNITED N.V.

Kantstraße 164, Upper West
10623 Berlin, Federal Republic of Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 15, 2023, Signa Sports United N.V. (the “Company”) convened the annual general meeting of shareholders to be held on July 31, 2023, and made available to its shareholders certain other materials in connection with such meeting. Such materials are attached as exhibits to this Form 6-K.

Exhibit 99.3 includes both Consolidated and standalone financial statements of SIGNA Sports United N.V. The standalone financial statements of SIGNA Sports United N.V. and the related notes, are being furnished on this Form 6-K because the Company is required to make this information available publicly pursuant to a requirement under Dutch law. SIGNA Sports United N.V. is a holding company. Accordingly, the standalone financial statements of SIGNA Sports United N.V. and the related notes included in Exhibit 99.3 reflect the financial position of the holding company only and are not representative of the financial position of the Company and its direct and indirect operating subsidiaries on a consolidated basis.

On July 17, 2023, the Company issued a press release announcing the nomination for appointment at the annual general meeting of Mr. Anthonie Anbeek as non-executive director of the Company. A copy of the press release is attached hereto as Exhibit 99.4.

NO INCORPORATION BY REFERENCE

The information in this Form 6-K (including its Exhibits) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBITS

Exhibit Number	Description

99.1	Convening notice including agenda and explanatory notes
99.2	Voting proxy
99.3	SIGNA Sports United N.V. Annual Report for the year ended September 30, 2022
99.4	Press Release dated July 17, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNA SPORTS UNITED N.V.

Date: July 17, 2023             by: /s/ Stephan Zoll
Stephan Zoll
Chief Executive Officer

3